2020 Second Quarter
Shareholder Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three and six months ended June 28, 2020. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2020, and the related notes, and with our MD&A for the year ended December 29, 2019 (2019 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to July 29, 2020, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2020 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on July 29, 2020.

The unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2020 has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). All financial information contained in this MD&A is consistent with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2019 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy and objectives”, "Operating results", “Liquidity and capital resources - Long-term debt and net indebtedness”, “Outlook”, “Financial risk management”, and “Risk and uncertainties” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A and of the 2019 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic, including the scope and duration of government mandated private sector shutdowns and social distancing measures;
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•changes in general economic and financial conditions globally or in one or more of the markets we serve, including the severity and duration of the economic slowdown and recessions following the COVID-19 pandemic;
•our ability to implement our growth strategies and plans;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, and pandemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

Update on COVID-19-related impacts and Back to Basics initiatives
The novel COVID-19 coronavirus was recognized as a pandemic by the World Health Organization in March 2020. As the situation unfolded, in order to limit the spread of the virus, various governments and public health organizations around the world imposed emergency containment measures such as restrictions on travel and business operations and advised or required physical and social distancing measures. These restrictions and other factors have caused a severe global economic downturn and recessions. Global debt and equity capital markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Starting in the second half of March 2020, our business began to be impacted, with a major reduction in sales for both our imprintables and retail channels due to those restrictions, including the limitation of social gatherings, cancellation of various sporting, entertainment, promotional, and cultural events, school closures, significant restrictions on transborder and international travel, as well as various government mandated manufacturing and distribution facility closures and retail store closures throughout North America and internationally. Our net sales for the second quarter of fiscal 2020 continued to be significantly impacted by the continuation and acceleration of shutdown measures globally, particularly during the first two months of the quarter, before reopenings began to occur. Net sales in the second quarter declined 71% compared to the prior year quarter, due to a meaningful downturn in demand, particularly in the Company’s imprintable sales channels. As governments in North America and other regions of the world began easing restrictions in the latter part of the second quarter, we started to see some economic recovery with sell-through trends for our products starting to improve.

From the onset, as the situation of the COVID-19 pandemic unfolded, our first priority has been the health and welfare of our employees, customers, suppliers, and other partners. In this regard, we have taken several actions to safeguard our stakeholders while ensuring the continuity of our business.

Concurrent with global government mandated private sector shutdowns, we began to close our manufacturing facilities starting on March 17, 2020, to ensure the safety of our employees and align our operations and inventory levels with the demand environment. We continued to manage and align our operations and inventory levels with the demand environment and kept the majority of our production facilities idle or operating at low levels of capacity during the second quarter. However, in line with improving demand and the lifting of shut down restrictions, we started to resume production at various operating levels across the majority of our facilities later in the quarter. Our distribution centres, where we have implemented enhanced measures to safeguard the health, safety, and well-being of our employees, continued to be operational, initially at reduced capacity levels and adjusted in line with demand through the quarter. The majority of our office employees continue to working remotely.

In order to preserve cash and pre-emptively ensure that we maintain ample liquidity to manage through the current and anticipated future environment, we are deferring non-critical capital spend and discretionary expenses and have drawn down funds under our long-term bank credit facility. Further, on April 6, 2020, we took additional cautionary measures to enhance liquidity by securing an additional $400 million of long-term debt with members of our existing bank syndicate. At the end of the second quarter, the Company’s overall available liquidity position was approximately $1.2 billion.

Given the severity of the crisis and the uncertain economic outlook, out of an abundance of caution, in March we suspended share repurchases and starting with the first quarter of 2020 we suspended the quarterly cash dividend. We remain committed to returning capital to shareholders through our dividend and share repurchases on a long-term basis and expect to resume the programs when the environment normalizes and we are in compliance with the amended terms of our credit agreements as it relates to dividends and share repurchases, as described in section 8.2 of this MD&A.

At the end of March, various pay reductions were implemented, including a 50% reduction in pay for our Board of Directors, President and CEO, and Executive Vice Presidents, as well as pay reductions ranging from 20% to 35% of
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our senior staff, while the majority of salaried employees moved to a four-day work week. At the end of June, the Company ended the employee furloughs, with salaried employees returning to a full working week, and pay reductions were lifted for senior staff, and effective July 1, 2020 for the Company' Board of Directors and senior executive team.
Despite improving demand trends during the second quarter and the restart of our production facilities, uncertainty remains with respect to the duration and impact of the virus and the pace at which global economies will recover. Consequently, during the second quarter we took a number of actions to drive market share in this environment, further reduce our cost base and strengthen our level of financial flexibility. We believe these actions will position us well as we continue to manage through the impact of the pandemic. The major COVID-19-related impacts on earnings in the second quarter and the key actions which we have taken guided by our Back to Basics strategy are highlighted below. Overall, as a result of these actions and COVID-19-related impacts, including a significant impact on sales, we reported a significant earnings loss in the second quarter.

COVID-related impacts and Back to Basics initiatives
•With the majority of our production facilities idle or operating at low levels of capacity during the second quarter we expensed approximately $86 million of manufacturing labour and overhead costs as period costs in the quarter. These cash and non-cash costs would have normally been absorbed into inventory if our facilities had been running at normal levels.
•In order to further lower our cost structure, we reduced our overall manufacturing workforce by an additional 6,000 employees, adjusting to the current demand environment. We also reduced our SG&A workforce by approximately 380 employees and announced the closure of a smaller specialty yarn-spinning operation in the U.S. during the quarter. We recorded restructuring charges of $29 million in the quarter primarily related to these cost reduction actions which we currently expect will generate $46 million of cost reduction savings on an annual go forward basis.
•Due to lower projected production requirements for 2020, we unwound excess commodity derivative hedge positions and marked to market excess cotton commitments with merchants resulting in a total charge of $24.6 million reflected in cost of sales.
•We incurred inventory charges of approximately $56 million in total related to imprintables and retail inventory in the quarter, as follows: $14 million was due to the decline in the net realizable value of certain retail end-of-line products due to the current market environment; $26 million was related to our imprintables SKU rationalization initiative; and $16 million was related to retail product-line inventory management as part of our Back to Basics strategy.
•In June, in order to drive market share in the imprintables channel, the Company announced and implemented certain promotional programs in the US providing discounts to distributors based on their June sell-through of our products to screenprinters. We subsequently announced the extension of these promotional incentives through July and August, and consequently, we recorded a sales discount accrual that reduced sales in the quarter by $24.6 million for the expected discounts to be earned by distributors on the future sell-through of their inventory held at the end of the second quarter.
•In June, we negotiated a 12-month covenant amendment to our existing credit agreements providing increased financial flexibility through the first quarter of 2021 as the Company continues to navigate through this pandemic. During the covenant relief period, our leverage covenant will exclude the financial results for the second quarter of 2020 from the ratio calculation. For the purpose of the net leverage ratio covenant, last twelve months (LTM) EBITDA will be based on the last three quarters (excluding the second quarter of 2020) preceding the date at which the ratio is calculated converted to an annualized four quarter number. Further, the net leverage ratio covenant has been increased to various maximum levels ranging from 3.5 to 4.5 for each quarter within the covenant relief period and 3.5 thereafter. Additional information on the covenant amendment can be found in section 8.0 of this MD&A.

While the trajectory of the pandemic remains uncertain, given recent increases in COVID-19 cases in various regions and renewed focus on social distancing measures, we believe we have taken timely and important actions to provide the necessary financial and operating flexibility to allow us to navigate through this environment.

The current and potential impacts of the COVID-19 pandemic on the Company’s liquidity, credit and other risks are described in the “Financial risk management” and “Risk and uncertainties” sections of this MD&A.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
3.1 Overview

Gildan is a leading manufacturer of everyday basic apparel, including activewear, underwear, socks, hosiery, and legwear products sold in North America, Europe, Asia-Pacific, and Latin America to wholesale distributors, screenprinters or embellishers, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and pure-play online retailers that sell directly to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies. Since its formation, the Company has made significant capital investments in developing its own large-scale, low-cost vertically integrated supply chain, encompassing yarn production, textile and sock manufacturing, and sewing operations. Gildan's manufacturing operations are located in Central America, the Caribbean Basin, North America, and Bangladesh.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities combined with the significant capital investments made over the years in that respect, which have been above industry average capital intensity levels, are factors that differentiate us from our competition. More than 90% of our sales are derived from products we manufacture ourselves. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to ensure adherence to high standards for environmental and social responsibility practices throughout our supply chain.

3.2 Our Operations

3.2.1 Brands, Products and Customers
The products we manufacture and sell are marketed under our Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®. Through a sock licensing agreement providing us exclusive distribution rights in the United States and Canada, we also sell socks under the Under Armour® brand. In addition, we manufacture for and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own brands.

Our primary product categories include activewear tops and bottoms, hosiery, and underwear, the vast majority of which we manufacture. Some of our brands also extend to other categories such as intimates, sheer hosiery and shapewear, which are sourced through third-party suppliers.

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. These activewear products are primarily sold to wholesale distributors within the imprintables channel, who then sell the blanks to screenprinters/embellishers who decorate the products with designs and logos, and in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products to various retailers, in addition to underwear and socks for men, ladies, and kids, as well as other hosiery products such as pantyhose and leggings. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores and price clubs, all of which sell to consumers through their brick and mortar outlets. Consumers also buy our products online through e-commerce platforms, including pure-play online retailers and brick and mortar retail customers’ e-commerce platforms. In addition to selling our products to retailers, we manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
The following table summarizes our product and brand offerings:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan Platinum®(1), Gildan® Hammer™, Comfort Colors®(2), American Apparel®, Anvil® by Gildan®, Alstyle®(2), Prim + Preux®, GoldToe®
Hosiery	athletic, dress, casual and workwear socks, liner socks, socks for therapeutic purposes(4), sheer panty hose(5), tights(5), and leggings(5)
Gildan®, Gildan Platinum®(1), Under Armour®(3), GoldToe®, PowerSox®, GT a GoldToe Brand®, Silver Toe®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Kushyfoot®(1), Therapy Plus®(1), All Pro®, Secret®(1), Silks®(1), Secret Silky®, American Apparel®

Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®(1)
Intimates	ladies' shapewear, intimates, and accessories	Secret®(1), Secret Silky®
(1) Gildan Platinum® and Kushyfoot® are registered trademarks in the U.S. Secret®, Silks®, and Therapy Plus® are registered trademarks in Canada.
(2) Comfort Colors® and Alstyle® are registered trademarks in the U.S.
(3) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.
(4) Applicable only to Therapy Plus® and MediPeds®.
(5) Applicable only to Secret®, Silks®, Secret Silky®, and Peds®.

3.2.2 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a lesser extent, we also use third-party contractors to supplement our requirements. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean Basin, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Central America, in Honduras.

In order to support further sales growth, we have expanded our manufacturing capacity in Central America and have plans to significantly expand our manufacturing operations in Bangladesh. In 2019, we purchased land, in close proximity to our existing facility in Bangladesh, which is intended to be used for the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The manufacturing expansion is expected to service international markets and support other key sales growth drivers. By the end of the first quarter of 2020 we had ramped down production and closed our textile and sewing operations in Mexico. We are currently in the process of relocating the equipment from these facilities to our operations within our global manufacturing network. In light of the current COVID-19 pandemic and the impact it is having on global economic activity, including our own business, we are temporarily deferring non-critical capital investments, including major investments for capacity expansion. Investments towards the Bangladesh expansion is expected to be limited for the next six months to the construction of the foundation for the first plant in the complex, which in relation to the total estimated cost of the project is a relatively small investment.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean Basin	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Clarkton, NC ■ Cedartown, GA ■ Salisbury, NC (2 facilities) ■ Mocksville, NC ■ Eden, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh
Sewing facilities(2): assembly and sewing of cut goods		■ Honduras (3 facilities) ■ Nicaragua (3 facilities)	■ Dominican Republic (3 facilities)	■ Bangladesh
Garment-dyeing(3): pigment dyeing or reactive dyeing process		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Haiti and other regions in Central America, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.

3.2.3 Genuine Responsibility®
Embedded in our long-term vision of 'Making Apparel Better', our commitment to operating responsibly and integrating sustainability into our business practices is a key part of our business strategy and has been an important element of our success. Over the past two decades, we have developed our Genuine Responsibility® Corporate Responsibility program, incorporating industry-leading guidelines to govern our business activities and operations, and to provide a framework for responsible labour practices, sustainability programs, and social initiatives. Our program is centered around three fundamental priorities, namely 'Caring for our People', 'Conserving the Environment', and 'Creating Stronger Communities'.

We are committed to empowering our people through training and development programs and providing industry leading working conditions and progressive compensation packages at each of our worldwide locations. Our efforts around conserving the environment include the investment in and implementation of innovative solutions that reduce the environmental impact of our operations throughout our supply chain, including responsibly managing water usage, wastewater, energy, carbon emissions, and solid waste. We also strive to create stronger communities in all regions where we operate through dedicated support for education, active living, entrepreneurship, and environmental stewardship initiatives.

Gildan recognizes that transparency is an important driver of our ongoing efforts, allowing closer engagement with a wide array of stakeholders, and is proud to have published its sixteenth consecutive annual Environmental, Social and Governance (ESG) Report in 2020. Reported under the stringent GRI-Comprehensive guidelines, this report describes our progress, challenges, and future goals and initiatives. We are proud of our accomplishments in the area of corporate responsibility and the recognitions we have earned, including our seventh consecutive inclusion in the Dow Jones Sustainability Index and our 12th FundahRSE CSR seal. We remain committed to furthering our efforts in the areas of focus we have outlined as part of our Genuine Responsibility® program. Please refer to www.genuineresponsibility.com for more information.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
3.2.4 Sales, marketing and distribution
Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated distribution centres. We distribute our products primarily out of large Company-operated U.S. distribution centres and smaller facilities in the U.S., as well as out of our Company-owned distribution facility in Honduras. To supplement some of our distribution needs, we also use third-party warehouses in North America, Europe, and Asia.

3.2.5 Employees and corporate office
During the second quarter of 2020, we continued to manage and align our operations with the current demand environment, and taking into consideration the uncertainty that remains with respect to the ultimate impact of the virus and the pace at which global economies will recover, we reduced our overall manufacturing workforce by approximately 6,000 employees adjusting to the current demand environment, and our SG&A workforce by approximately 380 employees.

We currently employ approximately 46,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment

The basic apparel market for our products is highly competitive and continuously evolving. Changing market dynamics, such as the growth of online shopping, declining store traffic trends, as well as retailer closures and consolidation, are intensifying competition. Competition is generally based upon price, quality and consistency, comfort, fit, style, brand, and service. We compete on these factors by leveraging our competitive strengths, including our strategically located manufacturing operations and supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. Not all of our competitors manufacture their own products and among those competitors that do, we believe we are more vertically-integrated. More specifically, our vertical integration begins with owning and operating large-scale yarn-spinning facilities, where we produce yarn, which is then used to produce textile in our textile operations, before being cut and assembled in our Company-operated sewing facilities. We believe our manufacturing skill set together with the significant supply chain infrastructure that we have developed, and in which we have made significant capital investments over time, are key competitive strengths.

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation, as well as Hanesbrands Inc. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S.-based companies selling to or operating as wholesale distributors of imprintable activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American and Mexican manufacturers that supply products in the imprintables channel. Competing brands also include various private label brands controlled and sold by many of our customers, including wholesale distributors within the imprintables channel and retailers. In recent years, we have seen an increase in private label offerings, particularly within the mass retail channel, replacing branded offerings. While private brands may compete against our own brands, the shift to private brand offerings by retailers is also presenting the Company with revenue-generating opportunities, as these retailers seek strategic suppliers with the type of manufacturing capabilities that we can provide to support their offerings.
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MANAGEMENT'S DISCUSSION AND ANALYSIS

4.0 STRATEGY AND OBJECTIVES

We execute our strategy by leveraging our competitive strengths, including our manufacturing excellence, our large-scale, low-cost vertically-integrated supply chain, our reputation for leading sustainable and ethical practices, our strong brands and long-standing customer relationships, as well as the talent of our people.

Back to Basics
Two years ago, we embarked on our “Back to Basics” plan to simplify our business and optimize operations by removing some of the complexity that had built up into our business over the years through acquisitions. We started to execute on our plans early in 2018 when we realigned our organizational structure and consolidated our business segments into one front-end organization, streamlining administrative, marketing, and merchandising functions and consolidating certain warehouse distribution activities. In 2019, we began to expand on various optimization initiatives and have taken further actions in 2020. We are continuing to focus on the following main areas: i) simplifying our product portfolio and rationalizing less productive styles or stock-keeping-units (SKUs), while introducing new products in under-penetrated North American and international growth areas; ii) driving manufacturing cost advantage and flexibility by enhancing our production capabilities through new capacity expansion in Central America and Bangladesh and consolidating higher-cost textile, sock, and sewing facilities within our existing manufacturing base; and iii) optimizing our distribution network and infrastructure by leveraging our imprintables distributor network, including exiting ship-to-the-piece activities, as well as leveraging the distribution capabilities of our retail and e-commerce partners. Our Back to Basics approach is to focus on what we do best and remain close to the roots of our success, of being a world-class manufacturer of basic apparel and leveraging our core competencies to drive our four main strategic growth drivers.

4.1 Growing share with imprintable brands

Several trends in imprintables are contributing positively to overall growth prospects, including the arrival of online players offering custom printed products and making decorated apparel more accessible to individuals and small businesses. Furthermore, advancements in digital printing, in terms of speed, affordability and quality, as well as reducing the barriers to entry with lower set-up costs compared to traditional screen printing, have created new opportunities for decorators and online players.

4.1.1. Driving market share growth in higher value ring-spun products
In the North American imprintables channel, the Company historically focused on the basics category of activewear products, manufactured primarily from open-end cotton yarn and tubular manufacturing production, and over the years gained significant market share with the Gildan® brand becoming the leader in this category. In more recent years, we have seen an acceleration of demand for softer and lighter fabrics, often referred to as fashion basics products. These products are produced with higher quality ring-spun cotton yarns and/or blended yarn fibres and may feature more fitted silhouettes, side-seam stitching, and stretch attributes, among other characteristics. Over the last few years, we started to position ourselves to compete and gain market share in this category of imprintables. We developed and acquired brands which we believe are well positioned to drive growth in fashion basics. We invested in developing our own yarn-spinning manufacturing facilities, thereby securing our own cost-effective ring-spun yarn supply. In addition, in our newest textile facility Rio Nance 6, we have invested in new equipment geared for more efficient production of fashion basics. Our portfolio of fashion basics brands under the Gildan® brand umbrella for the value-oriented customer includes the Gildan® Softstyle®, Gildan® Hammer™, and Anvil® by Gildan® brands. In addition, under the Gildan Performance® line we market products featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance. Our higher price point fashion offerings include the American Apparel® brand positioned as a premium brand in fashion basics, and the Comfort Colors® brand, also a premium brand, which features garment-dyed activewear products. With a comprehensive portfolio, covering a wide range of fabrications, weights, and styles at different price points, supported by cost-effective manufacturing operations, including yarn capabilities, we believe we are well positioned to drive market leadership for higher value ring-spun products, reinforce our core brands, and grow in under-penetrated categories.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
4.1.2. Driving international growth
We are also pursuing further growth within the imprintables channel of international markets, focusing on Europe, Asia-Pacific, and Latin America, where we estimate the addressable market opportunity in aggregate to be large. We have plans to expand our manufacturing capacity in Bangladesh, as described in Section 3.2.2 to support further penetration in these markets where our growth has been somewhat restricted by capacity availability. We believe the expansion of manufacturing capabilities in Bangladesh, with the development of a large multi-plant manufacturing complex, will enhance our positioning to service international markets and support other key sales growth drivers. The planned incremental capacity from Bangladesh is expected to allow us to fully service the European and Asian markets from Bangladesh and free up capacity in Central America, which is currently used to support some of our requirements for the European market. Freed up capacity in Central America is expected to be used to support incremental sales growth in North America and Latin America. Further to expanding manufacturing capacity in support of driving international imprintables growth, we also intend to leverage the breadth of our core North American product line to further develop and broaden our international product offering and enhance the profitability mix of our international sales.

4.2 Driving new opportunities with our retail brands

Gildan's retail brands, including Gildan®, American Apparel®, GoldToe®, Peds®, Secret® and related brand extensions, as well as Under Armour®, a licensed brand for socks, are well established within the retail channel, with presence in both brick and mortar stores and online platforms. E-commerce is increasingly gaining share in the retail industry and we recognize that there is opportunity to grow our brand presence online. We are targeting to grow the sales of our brands with retailers, focusing on customers with omni-channel presence. Under our Back to Basics strategy we are focusing on our core competencies, offering our customers large-scale reliable manufacturing for high quality products at attractive prices while we seek to leverage the reach and strength of our customers' e-commerce infrastructure and extensive distribution capabilities.

4.3 Capitalizing on shift to private brands

In recent years, we have seen a resurgence of private label brands by traditional retailers trying to differentiate their offering and enhance profitability. While we continue to pursue sales growth with our own brands, in light of the rising trend of retailers shifting focus to proprietary private label brands, particularly mass merchants, we recognize our strong positioning to supply retailers who are seeking low-cost, large-scale reliable manufacturers to support their private label program requirements. We intend to pursue private label programs aligned with our operational and financial criteria, including product and SKU complexity and size of program, financial return targets, duration of the agreement, and working capital investment requirements, among other considerations. We have also developed strong relationships with, and are targeting to grow our sales as a supply chain partner to, select leading global athletic and lifestyle brands for which we manufacture products, but against which our brands do not compete directly. These customers market their brands through their own retail stores, online and/or in other retailer outlets. We believe we are well positioned to service global brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria and are strategically located in the Western Hemisphere. Additionally, the majority of our sales to global lifestyle brands is primarily derived from the sale of activewear products. In recent years, we have expanded to also selling sock products to one of our global brand customers. We believe there is an opportunity to leverage our relationships with these customers to continue to grow our sales in activewear and expand into the other product categories we manufacture, such as socks and underwear.

4.4 Enhancing sales and earnings growth with acquisitions that complement our strategy

We believe we can enhance our sales and earnings growth with complementary strategic acquisitions which meet our criteria. Over the past decade, we have completed acquisitions which have added brands to our portfolio or expanded our product offering, enhanced our manufacturing capabilities, or expanded our distribution or presence in geographical markets. The three main considerations around which we have developed our criteria for evaluating acquisition opportunities include: (1) strategic fit; (2) ease of integration; and (3) financial targets, including return on investment thresholds, based on our risk-adjusted cost of capital.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.0 OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted EBITDA, free cash flow, total indebtedness and net indebtedness, and net debt leverage ratio to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Jun 28, 2020	Mar 29, 2020	Dec 29, 2019	Sep 29, 2019	Jun 30, 2019	Mar 31, 2019	Dec 30, 2018	Sep 30, 2018

Net sales	229.7	459.1	658.7	739.7	801.6	623.9	742.7	754.4
Net earnings (loss)	(249.7)	(99.3)	32.5	104.9	99.7	22.7	59.6	114.3
Net earnings (loss) per share:
Basic(1)	(1.26)	(0.50)	0.16	0.51	0.49	0.11	0.29	0.55
Diluted(1)	(1.26)	(0.50)	0.16	0.51	0.49	0.11	0.29	0.55
Weighted average number of shares outstanding (in ‘000s):
Basic	198,201	198,624	201,407	203,684	204,960	206,595	206,796	207,926
Diluted	198,201	198,624	201,593	204,263	205,520	207,057	207,122	208,161
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

5.2.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year. For fiscal 2020, net sales and inventory levels are not expected to follow historical patterns of seasonality due to the impact of the COVID-19 pandemic.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. There have not been any significant business acquisitions during the last eight quarters. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.4.5 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. As part of our Back to Basics strategy, we recorded charges of $55 million that affected net earnings in the fourth quarter of fiscal 2019, related to the significant reduction of our imprintables product line SKU count in connection with our exit of all ship-to-the-piece activities and the discontinuance of overlapping and less productive styles and SKUs between brands. In the first and second quarters of 2020, we recorded additional charges of $8 million and $26.0 million, respectively, related to our strategic initiative to significantly reduce our imprintables product line SKU count. Subsection 5.4.4 entitled "Impairment of trade accounts receivable" in this MD&A contains a discussion of allowances for expected credit losses, including an impairment of trade accounts receivable of $20.8 million in the first quarter of fiscal 2020, followed by a recovery in the impairment of trade accounts receivable of $6.3 million in the second quarter of fiscal 2020, and an impairment of trade accounts receivable of $24.4 million in the first quarter of fiscal 2019. Subsection 5.4.6 entitled "Impairment of goodwill and intangible assets" in this MD&A contains a discussion relating to the impairment charge of $94.0 million for the Hosiery cash-generating unit (CGU) that was recorded in the first quarter of fiscal 2020.

Our results of operations for the three and six months ended June 28, 2020, were negatively affected by the significant downturn in demand as a result of the COVID-19 pandemic, as explained in section 3.0 of this MD&A entitled “Update on COVID-19-related impacts and Back to Basics initiatives" and in this section 5.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.3 Selected financial information

(in $ millions, except per share amounts or otherwise indicated)	Three months ended				Six months ended
	Jun 28, 2020	Jun 30, 2019	Variation		Jun 28, 2020	Jun 30, 2019	Variation
			$	%			$	%
Net sales	229.7	801.6	(571.9)	(71.3)%	688.8	1,425.6	(736.8)	(51.7)%
Gross profit (loss)	(148.5)	222.8	(371.3)	n.m.	(41.9)	383.5	(425.4)	n.m.
Adjusted gross profit (loss)(1)	(122.5)	222.8	(345.3)	n.m.	(7.9)	383.5	(391.4)	n.m.
SG&A expenses	64.9	92.0	(27.1)	(29.5)%	138.9	185.0	(46.1)	(24.9)%
Impairment (reversal of impairment) of trade accounts receivable	(6.3)	0.4	(6.7)	n.m.	14.5	24.8	(10.3)	(41.5)%
Restructuring and acquisition-related costs	29.0	16.3	12.7	77.9%	39.2	26.9	12.3	45.7%
Impairment of goodwill and intangible assets	—	—	—	n.m.	94.0	—	94.0	n.m.
Operating income (loss)	(236.1)	114.1	(350.2)	n.m.	(328.4)	146.8	(475.2)	n.m.
Adjusted operating income (loss)(1)	(181.1)	130.4	(311.5)	n.m.	(161.2)	173.7	(334.9)	n.m.
Adjusted EBITDA(1)	(137.2)	174.5	(311.7)	n.m.	(87.0)	257.8	(344.8)	n.m.
Financial expenses	16.1	10.6	5.5	51.9%	24.0	19.7	4.3	21.8%
Income tax (recovery) expense	(2.5)	3.8	(6.3)	n.m.	(3.4)	4.7	(8.1)	n.m.
Net earnings (loss)	(249.7)	99.7	(349.4)	n.m.	(349.0)	122.4	(471.4)	n.m.
Adjusted net earnings(1)	(196.6)	115.0	(311.6)	n.m.	(185.4)	147.8	(333.2)	n.m.
Basic EPS	(1.26)	0.49	(1.75)	n.m.	(1.76)	0.59	(2.35)	n.m.
Diluted EPS	(1.26)	0.49	(1.75)	n.m.	(1.76)	0.59	(2.35)	n.m.
Adjusted diluted EPS(1)	(0.99)	0.56	(1.55)	n.m.	(0.93)	0.72	(1.65)	n.m.
Gross margin	(64.6)%	27.8%	n/a	(92.4) pp	(6.1)%	26.9%	n/a	(33.0) pp
Adjusted gross margin(1)	(52.2)%	27.8%	n/a	(80.0) pp	(1.1)%	26.9%	n/a	(28.0) pp
SG&A expenses as a percentage of sales	28.3%	11.5%	n/a	16.8 pp	20.2%	13.0%	n/a	7.2 pp
Operating margin	(102.8)%	14.2%	n/a	(117.0) pp	(47.7)%	10.3%	n/a	(58.0) pp
Adjusted operating margin(1)	(77.2)%	16.3%	n/a	(93.5) pp	(23.0)%	12.2%	n/a	(35.2) pp
n.m. = not meaningful
n/a = not applicable

	Jun 28, 2020	Dec 29, 2019	Variation
			$	%
Total assets	3,251.6	3,211.1	40.5	1.3%
Total non-current financial liabilities	1,367.0	845.0	522.0	61.8%
Net indebtedness(1)	987.3	862.4	124.9	14.5%
Quarterly cash dividend declared per common share	n/a	0.134	n/a	n/a
Net debt leverage ratio(1)(2)	4.9	1.6	n/a	n/a
n/a = not applicable
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 2.0 at June 28, 2020.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4 Operating review

5.4.1 Net sales

	Three months ended				Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2020	Jun 30, 2019	Variation		Jun 28, 2020	Jun 30, 2019	Variation
			$	%			$	%

Activewear	131.6	665.6	(534.0)	(80.2)%	504.2	1,159.2	(655.0)	(56.5)%
Hosiery and underwear(1)	98.1	136.0	(37.9)	(27.9)%	184.6	266.4	(81.8)	(30.7)%
Total net sales	229.7	801.6	(571.9)	(71.3)%	688.8	1,425.6	(736.8)	(51.7)%
(1) Also includes intimates and other fringe products.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Sales for the three and six months ended June 28, 2020 were down 71.3% and 51.7%, respectively, compared to the same periods last year, reflecting declines in activewear and in the hosiery and underwear categories. The decline in activewear sales in the second quarter and on a year-to-date basis stemmed primarily from lower sales volumes of imprintables in North America which were down approximately 75% in the quarter and 55% for the first six months of 2020 compared to the same periods last year. Internationally, unit sales volumes in activewear decreased approximately 55% in the second quarter and 45% on a year-to-date basis over the same periods in 2019. The unit sales volume declines were driven by the meaningful demand downturn as a result of the impact of the COVID-19 pandemic which resulted in negative POS for our products. In addition, we saw significant destocking by distributors as they serviced demand and managed working capital needs by drawing down their inventory levels. Consequently, inventories in the distributor channel at the end of the second quarter were meaningfully lower than last year. Sales in activewear also reflected the impact of higher promotional discounting in the quarter, including the sales discount accrual of $24.6 million related to the imprintables promotional incentives based on the ongoing sell-through of our products from distributors to screenprinters, as described in section 3.0 of this MD&A. Activewear sales volumes in retail were also down in the quarter and on a year-to-date basis as a result of the impacts of the COVID-19 pandemic which led to the widespread closure of retail stores starting during the latter part of March and extending through most of the second quarter, most notably impacting our business with department stores, national chains, sports specialty retailers and global lifestyle brand customers, partly offset by better sell-through in the craft, mass and online channels. The year-over-year decrease in sales in the hosiery and underwear category for the three and six months ended June 28, 2020, was also tied to retail store closures. The decline in this sales category was due to lower socks sales, which also included the impact of the exit of a sock program in the mass channel. Our sales performance in underwear was strong in the second quarter, up 23.5% over the prior year, reflecting double digit growth in private brand underwear and underwear products sold online, despite a decline in overall industry demand in the second quarter in this category according to data from NPD Retail tracking Service. Similarly, year-to-date underwear sales were up compared to last year driven primarily by higher sales of private brand men's underwear, partly offset by the COVID-19 impacted demand environment and the exit of a branded underwear program in the mass channel in 2019.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.2 Gross profit and adjusted gross profit

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2020	Jun 30, 2019	Variation	Jun 28, 2020	Jun 30, 2019	Variation

Gross profit (loss)	(148.5)	222.8	(371.3)	(41.9)	383.5	(425.4)
Adjustment for:
Impact of strategic product line initiative(1)	26.0	—	26.0	34.0	—	34.0
Adjusted gross profit (loss)(2)	(122.5)	222.8	(345.3)	(7.9)	383.5	(391.4)
Gross margin	(64.6)%	27.8%	(92.4) pp	(6.1)%	26.9%	(33.0) pp
Adjusted gross margin(2)	(52.2)%	27.8%	(80.0) pp	(1.1)%	26.9%	(28.0) pp
(1) For the three months ended June 28, 2020, includes $24.0 million of inventory write-downs included in cost of sales and the $2.0 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $5.0 million and cost of sales by $3.0 million). For the six months ended June 28, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million)
(2) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

We reported negative gross profit in the second quarter and for the first six months of 2020 primarily as a result of COVID-19 and Back to Basics related impacts on our business. The decline in gross profit and adjusted gross profit performance in both periods compared to last year was primarily due to lower unit sales volumes, the impact of the sales discount accrual of $24.6 million in the second quarter, and various costs and charges relating to the economic impacts of the COVID-19 pandemic. These included $85.9 million in the second quarter and $99.2 million on a year-to-date basis primarily for unabsorbed fixed manufacturing costs while production facilities were idle or operating well below normal capacity levels, inventory provisions and other asset charges totaling $60.6 million for the second quarter and $70.8 million year-to-date (of which $34.6 million and $36.8 million impacted the adjusted gross loss for the second quarter and first six months of 2020, respectively), and the impact of unwinding excess commodity derivative hedges and cotton commitments of $24.6 million in the second quarter.

5.4.3 Selling, general and administrative expenses (SG&A)

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2020	Jun 30, 2019	Variation	Jun 28, 2020	Jun 30, 2019	Variation

SG&A expenses	64.9	92.0	(27.1)	138.9	185.0	(46.1)
SG&A expenses as a percentage of sales	28.3%	11.5%	16.8 pp	20.2%	13.0%	7.2 pp
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The decline in SG&A expenses for the second quarter and first six months of 2020 compared to the same periods last year was due mainly to lower compensation, lower volume-related distribution costs and cost containment efforts.

5.4.4 Impairment of trade accounts receivable
For the three months ended June 28, 2020, we recovered $6.3 million of impairment in trade accounts receivable, compared to an impairment of trade accounts receivable of $0.4 million for the three months ended June 30, 2019. For the six months ended June 28, 2020, impairment of trade accounts receivable was $14.5 million, reflecting an impairment in trade accounts receivable of $20.8 million in the first quarter of fiscal 2020, and a recovery in the impairment of trade accounts receivable of $6.3 million in the second quarter of fiscal 2020, compared to $24.8 million for the six months ended June 30, 2019, which largely related to the first quarter of fiscal 2019.

Although we did not incur any significant customer-specific write-offs of trade accounts receivable, the impairment of trade accounts receivable for the six months ended June 28, 2020 was mainly related to an increase in the estimate of expected credit losses (ECLs) attributable to the heightened credit risk caused by the COVID-19 pandemic as described in note 4 to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2020. Following the impairment of trade accounts receivable of $20.8 million in the first quarter of fiscal 2020 to reflect additional ECLs due to the COVID-19 economic impacts and uncertainties, a partial
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MANAGEMENT'S DISCUSSION AND ANALYSIS
recovery of the impairment of trade accounts receivable was recorded during the second quarter of fiscal 2020 due to a decrease in accounts receivable trade balances. The impairment of trade accounts receivable for the six months ended June 30, 2019 consisted primarily of a $21.7 million charge relating to the receivership and liquidation of one of the Company's U.S. distributor customers.

5.4.5 Restructuring and acquisition-related costs

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2020	Jun 30, 2019	Variation	Jun 28, 2020	Jun 30, 2019	Variation

Employee termination and benefit costs	5.0	5.7	(0.7)	8.0	7.1	0.9
Exit, relocation and other costs	2.8	6.4	(3.6)	7.8	9.3	(1.5)
Net loss on disposal, write-downs, and accelerated depreciation of property, plant and equipment, right-of-use assets and software related to exit activities	21.3	4.1	17.2	23.3	10.4	12.9
	29.1	16.2	12.9	39.1	26.8	12.3
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Restructuring and acquisition-related costs for the six months ended June 28, 2020 related to the following: $22.1 million for the closure of a yarn-spinning plant in the U.S., including accelerated depreciation of right-of-use assets and equipment; $6.5 million for the closure of textile manufacturing and sewing operations in Mexico; $5.2 million for the exit of ship-to-the-piece activities, including computer software write-downs and warehouse consolidation costs; $2.1 million for SG&A workforce reductions; and $3.3 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2019.

Restructuring and acquisition-related costs for the six months ended June 30, 2019 related to the following: $6.0 million for the exit of yarn recycling activities, including the planned disposal of yarn recycling equipment; $5.5 million for the closure of a hosiery manufacturing plant in Canada; $5.4 million for the consolidation of sewing activities, primarily in Honduras; $2.6 million for the closure of a yarn-spinning plant in the U.S.; $1.4 million for the closure of an administrative office in the U.S.; $1.4 million for the closure of a distribution centre in the U.S.; and $4.6 million in other costs to complete restructuring activities that were initiated in fiscal 2018, including the closure of the AKH textile manufacturing facility and the consolidation of U.S. distribution centres.

5.4.6 Impairment of goodwill and intangible assets
Due to the adverse impacts of the COVID-19 pandemic on global economic activity and enterprise values of companies worldwide, including its impact on the Company’s business and share price, we recorded an impairment charge for our Hosiery CGU of $94.0 million in the first quarter of fiscal 2020, relating to goodwill and intangible assets acquired in previous sock and hosiery business acquisitions, as described in note 6 to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2020.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.7 Operating income and adjusted operating income

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2020	Jun 30, 2019	Variation	Jun 28, 2020	Jun 30, 2019	Variation

Operating income (loss)	(236.1)	114.1	(350.2)	(328.4)	146.8	(475.2)
Adjustments for:
Restructuring and acquisition-related costs	29.0	16.3	12.7	39.2	26.9	12.3
Impairment of goodwill and intangible assets	—	—	—	94.0	—	94.0
Impact of strategic product line initiative(1)	26.0	—	26.0	34.0	—	34.0
Adjusted operating income (loss)(2)	(181.1)	130.4	(311.5)	(161.2)	173.7	(334.9)
Operating margin	(102.8)%	14.2%	(117.0) pp	(47.7)%	10.3%	(58.0) pp
Adjusted operating margin(2)	(77.2)%	16.3%	(93.5) pp	(23.0)%	12.2%	(35.2) pp
(1) For the three months ended June 28, 2020, includes $24.0 million of inventory write-downs included in cost of sales and the $2.0 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $5.0 million and cost of sales by $3.0 million). For the six months ended June 28, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million)
(2) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The significant year-over-year decline in operating income in the second quarter and first six months of 2020 compared to the same periods last year was mainly due to the impact of lower sales and the significant negative gross margin as explained in section 5.4.2., the impairment for goodwill and intangible assets recorded in the first quarter of 2020, and higher restructuring and acquisition-related costs, partly offset by the decline in SG&A expenses. The year-over-year decline in adjusted operating income in the second quarter and first six months of 2020 was mainly due to lower sales and a lower adjusted gross margin due mainly to the impact of COVID-19, partly offset by the lower SG&A expenses.

5.4.8 Financial expenses, net

	Three months ended			Six months ended
(in $ millions)	Jun 28, 2020	Jun 30, 2019	Variation	Jun 28, 2020	Jun 30, 2019	Variation

Interest expense on financial liabilities recorded at amortized cost	8.6	7.4	1.2	15.7	14.3	1.4
Bank and other financial charges	6.3	1.9	4.4	7.5	3.7	3.8
Interest accretion on discounted lease obligations	0.9	0.8	0.1	1.7	1.6	0.1
Interest accretion on discounted provisions	0.1	0.1	—	0.1	0.1	—
Foreign exchange loss (gain)	0.2	0.4	(0.2)	(1.1)	(0.1)	(1.0)
Financial expenses, net	16.1	10.6	5.5	23.9	19.6	4.3
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

For the three and six months ended June 28, 2020, the increase in interest expense compared to the corresponding periods last year was mainly due to higher average borrowing levels, partially offset by lower effective interest rates on our long-term debt bearing interest at variable rates as a result of lower U.S. short-term interest rates. The increase in bank and other financial charges is due to fees incurred in connection with the amendments made to the revolving long-term bank credit facility, both term loan facilities, and the privately issued notes as described in section 8.0 of this MD&A entitled “Liquidity and capital resources”. Foreign exchange losses and gains for both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.
QUARTERLY REPORT - Q2 2020 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.9 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2020	Jun 30, 2019	Variation	Jun 28, 2020	Jun 30, 2019	Variation

Earnings (loss) before income taxes	(252.2)	103.5	(355.7)	(352.4)	127.1	(479.5)
Income tax (recovery) expense	(2.5)	3.8	(6.3)	(3.4)	4.7	(8.1)
Average effective income tax rate	1.0%	3.7%	(2.7) pp	1.0%	3.7%	(2.7) pp
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

For the six months ended June 28, 2020, income tax (recovery) expense included the impact of a $1.7 million recovery relating to the impairment charge of goodwill and intangible assets, for the de-recognition of deferred income tax liabilities that were originally recorded at the time of acquisition of the intangible assets, and a $1.9 million recovery relating to restructuring and acquisition-related costs. Excluding these tax recoveries, the slight income tax expense for the six months ended June 28, 2020 was lower than the corresponding period in the prior year due to the loss for the period. The Company is projecting a non-significant tax expense for the full year and is not expecting to recognize any significant tax benefits of any of its pre-tax losses other than for the aforementioned tax recoveries.

5.4.10 Net earnings, adjusted net earnings, and earnings per share measures

	Three months ended			Six months ended
(in $ millions, except per share amounts)	Jun 28, 2020	Jun 30, 2019	Variation	Jun 28, 2020	Jun 30, 2019	Variation

Net earnings (loss)	(249.7)	99.7	(349.4)	(349.0)	122.4	(471.4)
Adjustments for:
Restructuring and acquisition-related costs	29.0	16.3	12.7	39.2	26.9	12.3
Impairment of goodwill and intangible assets	—	—	—	94.0	—	94.0
Impact of strategic product line initiative(1)	26.0	—	26.0	34.0	—	34.0
Income tax recovery relating to the above-noted adjustments	(1.9)	(1.0)	(0.9)	(3.6)	(1.5)	(2.1)
Adjusted net earnings (loss)(2)	(196.6)	115.0	(311.6)	(185.4)	147.8	(333.2)

Basic EPS	(1.26)	0.49	(1.75)	(1.76)	0.59	(2.35)
Diluted EPS	(1.26)	0.49	(1.75)	(1.76)	0.59	(2.35)
Adjusted diluted EPS(2)	(0.99)	0.56	(1.55)	(0.93)	0.72	(1.65)
(1) For the three months ended June 28, 2020, includes $24.0 million of inventory write-downs included in cost of sales and the $2.0 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $5.0 million and cost of sales by $3.0 million). For the six months ended June 28, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million)
(2) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The net loss for the three and six months ended June 28, 2020 compared to the net earnings generated in the same periods last year, was due to the operating loss incurred in the second quarter and on a year-to-date basis. The decline in adjusted net earnings in the second quarter and first six months of 2020 compared to the same periods last year was mainly due to the adjusted operating loss incurred in both periods.

QUARTERLY REPORT - Q2 2020 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS
6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	Jun 28, 2020	Dec 29, 2019	Variation

Cash and cash equivalents	465.9	64.1	401.8
Trade accounts receivable	158.6	320.9	(162.3)
Income taxes receivable	2.2	—	2.2
Inventories	1,032.7	1,052.1	(19.4)
Prepaid expenses, deposits and other current assets	51.7	77.1	(25.4)
Accounts payable and accrued liabilities	(345.8)	(406.6)	60.8
Income tax payable	—	(1.3)	1.3
Current portion of lease obligations	(15.6)	(14.5)	(1.1)
Total working capital	1,349.7	1,091.8	257.9
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The increase in cash and cash equivalents mainly reflects proceeds from the new $400 million term loan as described in section 8.0 of this MD&A entitled “Liquidity and capital resources”.

•The decrease in trade accounts receivable (which are net of accrued sales discounts) was mainly due to the impact of lower sales during the second quarter of fiscal 2020 compared to the fourth quarter of fiscal 2019 and a higher allowance for expected credit losses as described in section 5.4.4 of this MD&A, partially offset by a lower offset for accruals for sales discounts compared to the end of fiscal 2019 (due to the payout of annual rebate programs for distributors subsequent to the end of fiscal 2019), the impact of lower sales of trade accounts receivables to a financial institution under a receivables purchase agreement, and the impact of higher days sales outstanding, which was mainly due to many of our customers deferring payments as a result of the current economic environment.

•The decrease in inventories was mainly due to lower raw materials and work in progress as a result of the suspension of production at our manufacturing facilities. Finished goods inventories slightly decreased due to an increase in inventory net realizable value reserves largely offset by an increase in inventory unit volumes and higher cost product-mix. The higher inventory unit volumes reflected a planned seasonal increase in inventories in activewear and underwear units in the first quarter of fiscal 2020, partially offset by the impact of the suspension of production at our manufacturing facilities during the second quarter of fiscal 2020.

•The decrease in prepaid expenses, deposits and other current assets is mainly due to the collection of miscellaneous receivables shortly after the end of fiscal 2019 and a lower derivative financial instrument asset.

•The decrease in accounts payable and accrued liabilities is mainly due to the impact of the manufacturing shutdown which began in mid-March 2020, partially offset by higher derivative financial instrument liabilities.

•Working capital was $1,349.7 million as at June 28, 2020, compared to $1,091.8 million as at December 29, 2019. The current ratio at the end of the second quarter of fiscal 2020 was 4.7, compared to 3.6 at the end of fiscal 2019, mainly due to the increase in cash and cash equivalents.

QUARTERLY REPORT - Q2 2020 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS
6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

(in $ millions)	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill

Balance, December 29, 2019	995.0	73.5	383.9	227.9
Net capital additions	14.7	12.9	2.3	—
Depreciation and amortization	(55.5)	(7.3)	(10.8)	—
Write-downs, impairments, and accelerated depreciation	(6.0)	(15.7)	(74.6)	(21.3)
Balance, June 28, 2020	948.2	63.4	300.8	206.6
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Additions to property, plant and equipment were primarily for expenditures related to textile manufacturing and yarn-spinning operations.

•The decrease in right-of-use assets mainly reflects the impact of manufacturing and distribution facility lease renewals entered into during the six months ended June 28, 2020, more than offset by depreciation as well as accelerated depreciation for the closed yarn-spinning plant lease.

•Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The $83.1 million decrease in intangible assets mainly reflects the impairment charge of $72.8 million taken relating to the Hosiery CGU during the first quarter of fiscal 2020 and amortization of $10.8 million, partially offset by computer software additions of $2.3 million.

•The $21.3 million decrease in goodwill reflects the impairment charge taken relating to the Hosiery CGU during the first quarter of fiscal 2020.

6.3 Other non-current assets and non-current liabilities

(in $ millions)	Jun 28, 2020	Dec 29, 2019	Variation

Deferred income tax assets	13.1	9.9	3.2
Other non-current assets	8.3	6.7	1.6
Long-term debt	(1,367.0)	(845.0)	(522.0)
Lease obligations	(70.6)	(67.0)	(3.6)
Other non-current liabilities	(42.4)	(42.2)	(0.2)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

•The increase in lease obligations mainly reflects the impact of manufacturing and distribution facility lease renewals entered into during the six months ended June 28, 2020, partially offset by lease payments made during the six months ended June 28, 2020.

QUARTERLY REPORT - Q2 2020 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended			Six months ended
(in $ millions)	Jun 28, 2020	Jun 30, 2019	Variation	Jun 28, 2020	Jun 30, 2019	Variation

Net earnings	(249.7)	99.7	(349.4)	(349.0)	122.4	(471.4)
Adjustments to reconcile net earnings to cash flows from (used in) operating activities(1)	88.1	61.4	26.7	209.5	107.7	101.8
Changes in non-cash working capital balances	343.4	(81.6)	425.0	111.9	(255.8)	367.7
Cash flows from (used in) operating activities	181.8	79.5	102.3	(27.6)	(25.7)	(1.9)
(1) Includes depreciation and amortization of $43.9 million (2019 - $44.1 million) and $74.2 million (2019 - $84.1 million), respectively, for the three and six months ended June 28, 2020, restructuring charges related to property, plant and equipment, right-of-use assets, and computer software of $21.3 million (2019 - $4.1 million) and $23.3 million (2019 - $10.4 million), respectively, for the three and six months ended June 28, 2020, and impairment of goodwill and intangible assets of $94.0 million (2019 - nil) for the six months ended June 28, 2020.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in operating activities were $27.6 million for the six months ended June 28, 2020, compared to $25.7 million in the corresponding period last year. Operating cash flows were mainly impacted in fiscal 2020 by lower net earnings (after adding back non-cash earnings charges, including the $94.0 million impairment charge taken relating to the Hosiery CGU), largely offset by a decrease in non-cash working capital, compared to an increase in non-cash working capital in fiscal 2019 as explained below.

•The net decrease in non-cash working capital was $111.9 million during the six months ended June 28, 2020, compared to a net increase of $255.8 million during the six months ended June 30, 2019. The decrease in non-cash working capital compared to an increase in the same period last year was mainly due to a decrease in trade accounts receivable and inventories in fiscal 2020 compared to an increase in fiscal 2019, partially offset by an increase in accounts payable and accrued liabilities in fiscal 2020 compared to a decrease in fiscal 2019.

QUARTERLY REPORT - Q2 2020 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.2 Cash flows from (used in) investing activities

	Three months ended			Six months ended
(in $ millions)	Jun 28, 2020	Jun 30, 2019	Variation	Jun 28, 2020	Jun 30, 2019	Variation

Purchase of property, plant and equipment	(3.9)	(53.6)	49.7	(24.7)	(73.4)	48.7
Purchase of intangible assets	(1.3)	(2.4)	1.1	(6.2)	(5.4)	(0.8)
Business acquisitions	—	—	—	—	(1.3)	1.3
Proceeds on disposal of property, plant and equipment	0.5	2.4	(1.9)	0.5	2.7	(2.2)
Cash flows used in investing activities	(4.7)	(53.6)	48.9	(30.4)	(77.4)	47.0
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash used in investing activities during the six months ended June 28, 2020 was lower than in the corresponding period last year due to less capital spending, including the impact of non-critical capital expenditure deferrals as a result of the COVID-19 pandemic.

•Capital expenditures for the six months ended June 28, 2020 are described in section 6.2 of this MD&A entitled "Property, plant and equipment, right-of-use assets, intangible assets, and goodwill".

•Cash flows for business acquisitions during the six months ended June 30, 2019 relate to the payment of the final amounts due in connection with the acquisition of a U.S.-based ring-spun yarn manufacturer in July 2017.

7.3 Free cash flow

	Three months ended			Six months ended
(in $ millions)	Jun 28, 2020	Jun 30, 2019	Variation	Jun 28, 2020	Jun 30, 2019	Variation

Cash flows from (used) in operating activities	181.8	79.5	102.3	(27.6)	(25.7)	(1.9)
Cash flows used in investing activities	(4.7)	(53.5)	48.8	(30.3)	(77.4)	47.1
Adjustment for:
Business acquisitions	—	—	—	—	1.3	(1.3)
Free cash flow(1)	177.1	26.0	151.1	(57.9)	(101.8)	43.9
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The year-over-year improvement in free cash flow of $43.9 million for the six months ended June 28, 2020 was mainly due to the lower cash flows used in investing activities as noted above. The impact of lower earnings was largely offset by favourable changes in working capital compared to the same period last year, as explained in section 7.1 of this MD&A.

QUARTERLY REPORT - Q2 2020 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.4 Cash flows from (used in) financing activities

	Three months ended			Six months ended
(in $ millions)	Jun 28, 2020	Jun 30, 2019	Variation	Jun 28, 2020	Jun 30, 2019	Variation

(Decrease) Increase in amounts drawn under long-term bank credit facilities	(583.0)	70.0	(653.0)	122.0	289.0	(167.0)
Proceeds from term loan	400.0	—	400.0	400.0	—	400.0
Payment of lease obligations	(3.1)	(3.4)	0.3	(7.3)	(6.6)	(0.7)
Dividends paid	(30.6)	(27.8)	(2.8)	(30.6)	(55.6)	25.0
Proceeds from the issuance of shares	0.3	2.2	(1.9)	0.7	8.7	(8.0)
Repurchase and cancellation of shares	—	(97.4)	97.4	(23.2)	(128.4)	105.2
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(0.1)	—	(0.1)	(0.1)	—	(0.1)
Cash flows (used) from financing activities	(216.5)	(56.4)	(160.1)	461.5	107.1	354.4
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows from financing activities for the six months ended June 28, 2020 mainly reflect proceeds from the new term loan of $400.0 million and $122.0 million from funds drawn on our long-term bank credit facilities, partially offset by the payment of dividends and the repurchase and cancellation of common shares under NCIB programs as discussed in section 8.7 of this MD&A. For the six months ended June 30, 2019, cash flows from financing activities mainly reflected the cash inflows of $289.0 million from funds drawn on our long-term bank credit facilities, partially offset by the repurchase and cancellation of common shares under previous NCIB programs and the payment of dividends. See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

•The Company declared a cash dividend of $0.154 per share in February 2020 for an aggregate payment of $30.6 million, which was paid on April 6, 2020. During the six months ended June 30, 2019, the Company paid dividends of $55.6 million. The year-over-year decrease in the dividend is due to the suspension of the quarterly dividend announced in April 2020.

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework

Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and payment of dividends. We have also used funds for the repurchase of shares. We have funded our requirements with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use has been to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for allocating capital have been for the support of dividends and for complementary strategic acquisitions which meet our criteria. In addition, when appropriate, we have used excess cash to repurchase shares under normal course issuer bid programs. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities. Due to the current economic environment, the Company does not expect to be within its target range in fiscal 2020.

In light of the current economic environment that is being affected by factors related to the COVID-19 pandemic, including its effect on our business, we have implemented actions to preserve cash and maintain ample liquidity to manage through the current environment, as explained in section 3.0 of this MD&A entitled “Update on COVID-19-related impacts and Back to Basics initiatives” and subsection 11.2 of this MD&A entitled "Liquidity risk". Actions which specifically relate to our capital allocation framework include deferring non-critical capital expenditures and business acquisitions, suspending share repurchases under our current NCIB program, and suspending our quarterly cash dividend. In addition, the Company secured additional financing in April 2020 as described in section 8.2 below.

QUARTERLY REPORT - Q2 2020 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.2 Long-term debt and net indebtedness

The Company's long-term debt as at June 28, 2020 is described below.

	Effective interest rate (1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		Jun 28, 2020	Dec 29, 2019

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%(2)	2.3%	367.0	245.0	April 2025
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%, payable monthly(3)	2.2%	300.0	300.0	April 2025
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1.7% to 3%, payable monthly(3)	2.2%	400.0	—	April 2022
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(4)	2.7%	100.0	100.0	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53%, payable quarterly(4)	2.7%	50.0	50.0	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(4)	2.9%	100.0	100.0	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57%, payable quarterly(4)	2.9%	50.0	50.0	August 2026
		1,367.0	845.0
(1)Represents the annualized effective interest rate for the six months ended June 28, 2020, including the cash impact of interest rate swaps, where applicable.
(2)The Company’s unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $8.9 million (December 29, 2019 - $22.5 million) has been committed against this facility to cover various letters of credit.
(3)The unsecured term loans are non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(4)The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement. The amendment to the Note Purchase Agreement also provides for an additional waiver period fee of 1.25% on the aggregate outstanding principal amount of notes, as a function of the total net debt to EBITDA ratio (as defined in the Note Purchase Agreement and its amendment).

In March 2020, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million, in each case to extend the maturity dates from April 2024 to April 2025. On April 6, 2020, the Company entered into a new unsecured two-year term loan agreement for a total principal amount of $400 million. Under the terms of the revolving long-term bank credit facility, both term loan facilities, and the notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The increase in long-term debt from December 29, 2019 reflects the proceeds from the new April 2020 term loan of $400 million and an increase in the amounts owing under our revolving long-term bank credit facility, which also accounts for the over $400 million increase in cash balances at the end of the second quarter.

In June 2020, given the rapidly changing environment and level of uncertainty being created by the COVID-19 pandemic and the associated impact on current and future earnings, the Company amended its various loans and note agreements in order to modify its covenants to provide increased financial flexibility.

QUARTERLY REPORT - Q2 2020 P.25

MANAGEMENT'S DISCUSSION AND ANALYSIS
The amendments effect changes to certain provisions and covenants under the revolving long-term bank credit facility, both term loan facilities, and the privately issued notes during the period beginning March 30, 2020 and ending April 4, 2021 (the “covenant relief period”), as follows:

•An increase in the maximum Total Net Debt to EBITDA Ratio (ratio of the Company’s total debt to EBITDA for the preceding four fiscal quarters) from 3.25 to 1.00 to (i) 3.50 to 1.00 for the fiscal quarter ending September 27, 2020, (ii) 4.50 to 1.00 for the fiscal quarter ending January 3, 2021, (iii) 4.50 to 1.00 for the fiscal quarter ending April 4, 2021, and (iv) 3.50 to 1.00 for the fiscal quarter ending July 4, 2021 and at all times thereafter;
•A decrease in the minimum Interest Coverage Ratio (ratio of the Company’s EBITDA for the preceding four fiscal quarters to its consolidated total interest expense) from 3.50 to 1.00 to 3.00 to 1.00 for all periods;
•The computation of EBITDA for purposes of the Total Net Debt to EBITDA Ratio and Interest Coverage Ratio calculations was adjusted to exclude the financial results of the fiscal quarter ending June 28, 2020 and annualizing the three other fiscal quarters included in the twelve-month measurement period to arrive at a twelve-month trailing EBITDA ending on the date on which the ratios are calculated, and to limit the amount of adjustments made in the computation of EBITDA;
•Dividends and share repurchases are not permitted during the covenant relief period, except during the fiscal quarters ending January 3, 2021 and April 4, 2021 if the Total Net Debt to EBITDA Ratio is less than 3.00 to 1.00;
•Maintain a minimum available liquidity of at least $400 million;
•Total investments, capital expenditures, and acquisitions, cannot exceed $100 million in the aggregate during the covenant relief period, unless certain liquidity thresholds are met;
•Sales of assets cannot exceed $25 million;
•Incurrence of new indebtedness cannot exceed $100 million; and
•Customary anti-cash hoarding provisions.

During the covenant relief period, the applicable spread added to the variable U.S. LIBOR-based interest rate for the revolving long-term bank credit facility and both term loan facilities will increase by between 50 to 100 basis points per year, varying as a function of the Total Net Debt to EBITDA ratio. Private noteholders will receive an increase of 125 basis points per year (payable quarterly) during the covenant relief period, unless the Company is in compliance with its original covenants on the last day of such fiscal quarter. In addition, upfront costs of $3.9 million incurred for the amendments are included in bank and other financial charges for the three and six months ended June 28, 2020.

The Company was in compliance with all amended covenants at June 28, 2020 and expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts. If economic conditions caused by the COVID-19 pandemic worsen, this could impact the Company’s ability to maintain compliance with its amended financial covenants and require the Company to seek additional amendments to its loan and note agreements.

(in $ millions)	Jun 28, 2020	Dec 29, 2019

Long-term debt and total bank indebtedness	1,367.0	845.0
Lease obligations	86.2	81.5
Total indebtedness(1)	1,453.2	926.5
Cash and cash equivalents	(465.9)	(64.1)
Net indebtedness(1)	987.3	862.4
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2020 P.26

MANAGEMENT'S DISCUSSION AND ANALYSIS
The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at June 28, 2020 was 4.9 times (1.6 times at December 29, 2019). The Company’s net debt leverage ratio is calculated as follows:

(in $ millions, or otherwise indicated)	Jun 28, 2020	Dec 29, 2019

Adjusted EBITDA for the trailing twelve months	203.2	548.1
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	203.2	548.1
Net indebtedness(1)	987.3	862.4
Net debt leverage ratio(1)	4.9	1.6
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The total net debt to EBITDA ratios defined in the various loan and note agreements (and their amendments) vary from the definition of the Company’s non-GAAP financial measure “net debt leverage ratio” and “adjusted EBITDA” as presented in this MD&A in several respects. The definitions in the agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure. As a result of these differences, and the exclusion of the financial results of the fiscal quarter ending June 28, 2020, our total net debt to EBITDA ratio for purposes of our loan and note agreements was 2.0 at the end of the second quarter of fiscal 2020.

We expect that our cash balances and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity over the next twelve months in the current economic environment. Refer to section 11.2 of this MD&A for an update on the Company’s liquidity risk.

8.3 Off-balance sheet arrangements and contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. The following table sets forth the maturity of our contractual obligations by period as at June 28, 2020.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable and accrued liabilities	345.8	345.8	345.8	—	—	—
Long-term debt(1)	1,367.0	1,367.0	—	400.0	817.0	150.0
Purchase and other obligations	—	396.4	290.6	85.3	20.4	0.1
Lease obligations	86.2	101.3	20.3	29.0	17.5	34.5
Total contractual obligations	1,799.0	2,210.5	656.7	514.3	854.9	184.6
(1) Excluding interest.

As disclosed in note 23 to our fiscal 2019 audited consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at June 28, 2020, the maximum potential liability under these guarantees was $36.9 million, of which $7.3 million was for surety bonds and$29.6 million was for financial guarantees and standby letters of credit.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
8.4 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at June 28, 2020, the Company’s outstanding derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the Company's term loan and unsecured notes. The Company also has a total return swap outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. For more information about our derivative financial instruments, please refer to notes 9(e), 10, and 11 to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2020.

8.5 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at July 24, 2020 there were 198,224,646 common shares issued and outstanding along with 2,219,128 stock options and 115,500 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant.

8.6 Declaration of dividend

In April 2020, given the severity of the current economic environment resulting from the COVID-19 pandemic, the Company suspended its quarterly cash dividend. The Company’s previously declared dividend of $0.154 per share for an aggregate payment of $30.6 million was paid on April 6, 2020.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions. In addition, as described in section 8.2 of this MD&A, the Company amended its loan and note agreements in June 2020 in order to modify its covenants and to provide increased financial flexibility. During the covenant relief period ending April 4, 2021, dividends are not permitted except during the fiscal quarters ending January 3, 2021 and April 4, 2021, if the Total Net Debt to EBITDA Ratio is less than 3.00 to 1.00. There can be no assurance as to the declaration of future quarterly cash dividends.

8.7 Normal course issuer bid (NCIB)

On February 20, 2019, Gildan received approval from the TSX to renew its NCIB commencing on February 27, 2019 to purchase for cancellation up to 10,337,017 common shares, representing approximately 5% of the Gildan’s issued and outstanding common shares. On February 19, 2020, Gildan received approval from the TSX to renew its NCIB commencing on February 27, 2020 to purchase for cancellation up to 9,939,154 common shares, representing approximately 5% of the Gildan’s issued and outstanding common shares.

During the first quarter of fiscal 2020, the Company repurchased for cancellation a total of 843,038 common shares under its NCIB programs for a total cost of $23.2 million. Of the total cost of $23.2 million, $0.7 million was charged to share capital and the balance was charged to retained earnings. In April 2020, given the severity of the current economic environment resulting from the COVID-19 pandemic, the Company suspended share repurchases until further notice. In addition, as described in section 8.2 of this MD&A, the Company amended its loan and note agreements in June 2020 in order to modify its covenants and to provide increased financial flexibility. During the covenant relief period ending April 4, 2021, share repurchases are not permitted except during the fiscal quarters ending January 3, 2021 and April 4, 2021, if the Total Net Debt to EBITDA Ratio is less than 3.00 to 1.00. There can be no assurance as to the resumption of future NCIB programs and share repurchases.
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MANAGEMENT'S DISCUSSION AND ANALYSIS

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 OUTLOOK

Due to the unprecedented nature and uncertainty related to the impacts of the COVID-19 pandemic, the Company withdrew its guidance for 2020 as announced in its press release dated March 23, 2020, which is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov, and on our website at www.gildancorp.com.

11.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to the “Financial risk management” section of the 2019 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments. The disclosures in the “Financial risk management” section of the 2019 Annual MD&A, in conjunction with the information in note 14 to the 2019 audited annual consolidated financial statements, are designed to meet the requirements of IFRS 7, Financial Instruments: Disclosures, and are therefore incorporated into, and are an integral part of, the 2019 audited annual consolidated financial statements. For more information about our derivative financial instruments, please refer to note 10 to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2020.

Changes in our credit and liquidity risks are noted below under the headings "Credit Risk" and "Liquidity Risk", and serve as an update to the “Financial risk management” section of the 2019 Annual MD&A, in order to describe the impacts of the COVID-19 pandemic.

11.1 Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly rated North American and European financial institutions. The Company's credit risk may also be exacerbated during periods of weak general economic and financial conditions, including as is being observed during the current COVID-19 pandemic as explained in more detail below. Our trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period. In addition, due to the historical seasonality of the Company’s net sales, the Company’s trade accounts receivable balance as at the end of a calendar year will typically be lower than at the end of an interim reporting period.

Under the terms of a receivables purchase agreement, the Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade accounts receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. As at June 28, 2020, trade accounts receivables being serviced under a receivables purchase agreement amounted to $109.0 million (December 29, 2019 - $141.0 million). The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 21, 2021, subject to annual extensions.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
The Company’s credit risk for trade accounts receivables is concentrated as the majority of its sales are to a relatively small group of wholesale distributors and mass-market and other retailers. As at June 28, 2020, the Company’s ten largest trade debtors accounted for 70% of trade accounts receivable; the largest of which accounted for 27%. The Company’s main trade debtors are located in the U.S. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including the U.S., Canada, Europe, Asia-Pacific, and Latin America.

Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Certain wholesale distributors are highly leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s mass-market and other retailer customers vary significantly.

The novel COVID-19 coronavirus was recognized as a pandemic by the World Health Organization in March 2020. To help limit the spread of the virus, various governments and public health organizations around the world have imposed emergency containment measures such as restrictions on travel and business operations and have advised or required physical and social distancing measures. These restrictions and other factors have caused a severe global economic downturn and recessions. Global debt and equity capital markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Starting in March and continuing through the second quarter of fiscal 2020, the Company has observed a major reduction in sales for both its imprintable and retail channels due to those restrictions, including the limitation of social gatherings, cancellation of various sporting, entertainment, promotional, and cultural events, school closures, significant restrictions on transborder and international travel, as well as various manufacturing and distribution facility closures and retail store closures throughout North America and internationally. The demand deterioration that began in March 2020 continued through the second quarter of fiscal 2020, as explained in section 3.0 of this MD&A entitled “Update on COVID-19-related impacts and Back to Basics initiatives”. Accordingly, many of our customers have seen a major reduction in their sales and operations during this period and are taking specific measures to minimize operating losses and preserve liquidity, including requests to extend payment terms on the Company’s previously invoiced shipments. During the latter half of the second quarter of fiscal 2020, certain restrictions imposed by governments and public health organizations were lifted (some only partially), resulting in the reopening of retail store fronts, many with reduced operating hours, and gradual reopening of other sectors of economic activity. While many customers made payments on past due invoices during the second quarter, in particular during the second half of the quarter, there still exists a significant amount of uncertainty regarding the impacts of the COVID-19 pandemic on the global economy and consequently on the Company’s exposure to credit loss. The Company continues to believe that its risk of credit loss for many customers has increased during 2020 due to the COVID-19 pandemic, and this increased risk is reflected in the Company’s allowance for expected credit losses as discussed below. Overall, adverse changes in a customer’s financial condition, including those resulting from the COVID-19 pandemic, could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to our earnings.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s primary sales offices in Christ Church, Barbados. Where available, the Company’s credit departments periodically review external ratings and customer financial statements and, in some cases, obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, where circumstances warrant, the Company will temporarily transact with customers on a prepayment basis. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective or that the Company’s historical credit loss experience will continue.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
The Company’s exposure to credit risk for trade accounts receivable by geographic area was as follows as at:

(in $ millions)	Jun 28, 2020	Dec 29, 2019
Trade accounts receivable by geographic area:
United States	125.2	263.8
Canada	7.7	20.9
Europe and other	25.7	36.2
Total trade accounts receivable	158.6	320.9

The aging of trade accounts receivable balances was as follows as at:

(in $ millions)	Jun 28, 2020	Dec 29, 2019
Not past due	76.0	301.2
Past due 0-30 days	22.3	7.6
Past due 31-60 days	42.4	5.3
Past due 61-120 days	23.2	3.3
Past due over 121 days	15.8	10.7
Trade accounts receivable	179.7	328.1
Less allowance for expected credit losses	(21.1)	(7.2)
Total trade accounts receivable	158.6	320.9

The increase in the past due amounts since the end of fiscal 2019 is primarily due to the adverse economic impacts of COVID-19 on our customers’ sales volumes and collections, resulting in many of our customers deferring payment on invoices that were due in March 2020 and thereafter in order to manage liquidity in this environment. The Company has been working closely with many of its larger customers to agree on payment schedules for past due invoices and new shipping and payment terms for new orders in this environment.

In determining its allowance for expected credit losses, the Company applies the simplified approach per IFRS 9, Financial Instruments, and calculates expected credit losses based on lifetime expected credit losses. The Company has established a provision matrix, which segregates its customers by their economic characteristics and allocates expected credit loss rates based on days past due of its trade receivables. Expected credit loss rates are based on the Company’s historical credit loss experience, adjusted for forward-looking factors of the economic environment. In light of the COVID-19 pandemic, the Company’s provision matrix was adjusted, as its historical experience was not reflective of the current market conditions, including the uncertainties present in the current economic environment, such as the financial viability of its debtors and the various levels of government support that have been announced. Many of our customers have seen a major reduction in their sales and operations during this period and are taking specific measures to minimize operating losses and preserve liquidity, including requests to extend payment terms on the Company’s previously invoiced shipments. As a result, previously determined loss rates for the individual days past due categories included in the provision matrix are not reflective of expected losses at this time. Therefore, the Company has applied loss rates to individually significant receivables, or sub-categories of individually significant receivables, based on its evaluation of possible outcomes with respect to the collectability of these amounts at the measurement date. The Company has increased its expected credit loss rates by reference to projected macroeconomic loss factors (such as projected GDP decreases or projected market default rates) to reflect the additional risk of loss that the current economic conditions would indicate. For customers in good standing who have not requested extended payment terms on the Company’s previously invoiced shipments, the expected credit loss rates have not been modified. For customers who have requested extended payment terms on the Company’s previously invoiced shipments, an expected loss rate ranging between 3% and 10% has been determined using macroeconomic factors, and depending on the customer's historical payment history, the nature of its operations, and its geographic location. For customers previously in default, a significant loss rate has been determined. For the six months ended June 28, 2020, impairment of trade accounts receivable was $14.5 million, reflecting an impairment in trade accounts receivable of $20.8 million in the first quarter of fiscal 2020 due to the heightened credit risk caused by the COVID-19 pandemic, and a recovery in the impairment of trade accounts receivable of $6.3 million in the second quarter of fiscal 2020 due to a decrease in trade accounts receivable balances. A 10% increase in the expected loss rate for all customers with a balance due as at June 28, 2020 would result in an $18 million increase in the allowance
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MANAGEMENT'S DISCUSSION AND ANALYSIS
for expected credit losses. In the event that new information becomes available to us that would change the Company's assessment of expected loss, the amounts recorded in allowance for expected credit losses will be updated in the period in which the additional information is received. There is no assurance that our current estimates of recoverability will not change significantly as the COVID-19 pandemic and its related business and societal impacts evolve, which may either require a charge to earnings or a reversal of such allowances in subsequent periods based on revised estimates or actual collection experience.

11.2 Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We rely on cash resources, debt, and cash flows generated from operations to satisfy our financing requirements. We may also require access to capital markets to support our operations as well as to achieve our strategic plans. Any impediments to our ability to continue to meet the covenants and conditions contained in our long-term debt agreements as well as our ability to access capital markets, the failure of a financial institution participating in our revolving long-term bank credit facilities, or an adverse perception in capital markets of our financial condition or prospects could have a material impact on our future financing capability. In addition, our access to capital markets and to financing at reasonable terms and interest rates could be influenced by the economic and credit market environment, including a potential prolonged economic downturn and recessions resulting from the unprecedented nature of the COVID-19 pandemic and the continued destabilization of debt and equity markets.

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in note 24 to the 2019 audited annual consolidated financial statements, and section 8.1 entitled “Capital Allocation Framework” in this MD&A. In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and cash receipts and the expected timing of capital expenditures. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as transactions such as the declaration of dividends, the initiation of share repurchase programs, mergers, acquisitions, and other major investments or divestitures.

As a result of the major reduction in sales volumes that began in the second half of March 2020, and the further deterioration of demand that we have observed throughout the second quarter of fiscal 2020, as described in the section 5.4.1 of this MD&A, the Company has taken a number of pre-emptive measures that seek to minimize operating losses, preserve cash and enhance liquidity and maintain financial flexibility. These measures have included the following:

•Concurrent with global government mandated private sector shutdowns, we began to close our manufacturing facilities starting on March 17, 2020, to ensure the safety of our employees and align our operations and inventory levels with the demand environment. We continued to manage and align our operations and inventory levels with the demand environment and kept the majority of our production facilities idle or operating at low levels of capacity during the second quarter. In line with improving demand and the lifting of shut down restrictions, we started to resume production at various operating levels across the majority of our facilities later in the quarter. Our distribution centres continued to be operational, initially at reduced capacity levels and adjusted in line with demand through the quarter;
•Salaried workforce pay reductions or four-day workweeks were extended to the end of the second quarter of fiscal 2020;
•Headcount reductions to align with current and future demand requirements;
•Deferral of non-critical capital spend, discretionary expenses, and raw material receipts;
•Tight focus on working capital management;
•Additional long-term debt of $400 million secured on April 6, 2020;
•Suspension of the Company’s quarterly dividend and share repurchases under the Company’s NCIB program; and
•Amendment of the Company's loan and note agreements in order to modify the financial covenants, as described in section 8.2 of this MD&A.

As at June 28, 2020, our available liquidity was approximately $1.2 billion. To stress test the adequacy of our liquidity over the next twelve months, the Company has assessed financial models which take into account various financial scenarios depending on the duration of the government-imposed containment measures and related impact on the economy in the countries in which the Company and its customers operate, ranging from a continued gradual lifting of government containment measures and a phased reopening of the economy to a more conservative scenario with a slower reopening of economies over the next twelve months. Based on these financial models, which incorporate the above measures, and the Company’s current cash position and available lines of credit, the Company expects to have sufficient liquidity to support its operations over the next twelve months. The Company also believes that it will
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MANAGEMENT'S DISCUSSION AND ANALYSIS
continue to comply with all of its amended financial covenants under the terms of its revolving facility, both term loan facilities, and notes during this period. However, if economic conditions caused by the COVID-19 pandemic worsen, this could impact the Company’s ability to maintain compliance with its amended financial covenants and require the Company to seek additional amendments to its loan and note agreements. There can be no assurance that the Company will be able to secure such additional amendments or waivers from its lenders in the future or to cure any potential defaults should such a situation arise. Any such additional amendments or waivers may impose further restrictions on the Company’s ability to declare dividends and to implement share repurchases and business acquisitions, as well as other restrictive covenants. Accordingly, and for other potential reasons, including the Company’s overall approach to managing its liquidity, there is no assurance that the Company will reinstate its quarterly dividend or resume share repurchases under its NCIB during the next twelve months or be able to finance any business acquisition opportunities that may arise during this period. The Company will continue to monitor the situation as it unfolds and will seek to adjust its approach accordingly. See section 8.0 entitled “Liquidity and Capital Resources” in this MD&A.

12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2019 audited consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•Determination of CGUs
•Income taxes

12.2 Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the remainder of the fiscal year are as follows:
•Allowance for expected credit losses
•Inventory valuation
•Recoverability and impairment of non-financial assets
•Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to note 3 to our fiscal 2019 audited consolidated financial statements and notes 4, 6, and 9(e) to the unaudited condensed interim consolidated financial statements as at and for the three months ended June 28, 2020.
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MANAGEMENT'S DISCUSSION AND ANALYSIS

13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2020 were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2020 as those disclosed in note 3 of its most recent audited annual consolidated financial statements, except for the adoption of new standards as described below.

Amendments to IFRS 3, Business combinations
In October 2018, the IASB issued amendments to IFRS 3, Business combinations. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and apply prospectively. Given the prospective application of the amendment, its adoption did not have an impact on the Company’s consolidated financial statements.

13.2 New accounting standards and interpretations not yet applied

Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted.

14.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on March 30, 2020 and ended on June 28, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

15.0 RISKS AND UNCERTAINTIES

In our 2019 Annual MD&A under the sections “Financial risk management” and “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. The risks described in our 2019 Annual MD&A include:

•Our ability to implement our growth strategies and plans
•Our ability to compete effectively
•Our ability to integrate acquisitions
•We may be negatively impacted by changes in general economic and financial conditions
•We rely on a small number of significant customers
•Our customers do not commit to purchase minimum quantities
•Our ability to anticipate, identify, or react to changes in consumer preferences and trends
•Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
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MANAGEMENT'S DISCUSSION AND ANALYSIS
•We rely on key suppliers
•We may be negatively impacted by climate, political, social, and economic risks, natural disasters and pandemics in the countries in which we operate or from which we source production
•Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
•We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
•Factors or circumstances that could increase our effective income tax rate
•Compliance with environmental and health and safety regulations
•Global climate change could have an adverse impact on our business
•Compliance with product safety regulations
•We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
•We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
•We may be negatively impacted by changes in third-party licensing arrangements and licensed brands
•Our ability to protect our intellectual property rights
•We rely significantly on our information systems for our business operations
•We may be negatively impacted by data security and privacy breaches
•We depend on key management and our ability to attract and/or retain key personnel

Update to risks and uncertainties - We may be negatively impacted by changes in general economic and financial conditions

The novel COVID-19 coronavirus was recognized as a pandemic by the World Health Organization in March 2020. To help limit the spread of the virus, various governments and public health organizations around the world have imposed emergency containment measures such as restrictions on travel and business operations and have advised or required physical and social distancing measures. These restrictions and other factors have caused a severe global economic downturn and recessions. Global debt and equity capital markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Starting in the second half of March and continuing through the second quarter of fiscal 2020, the Company has observed a major reduction in sales for both its imprintable and retail channels due to those restrictions, including the limitation of social gatherings, cancellation of various sporting, entertainment, promotional, and cultural events, school closures, significant restrictions on transborder and international travel, as well as various manufacturing and distribution facility closures and retail store closures throughout North America and internationally. The demand deterioration that began in March continued through the second quarter of fiscal 2020, as explained in section 3.0 of this MD&A entitled “Update on COVID-19-related impacts and Back to Basics initiatives”.

Given the impact of these factors the Company began to close its manufacturing facilities starting on March 17, 2020, to ensure the safety of its employees and align its operations and inventory levels with the demand environment. The Company continued to manage and align its operations and inventory levels with the demand environment and kept the majority of its production facilities idle or operating at low levels of capacity during the second quarter. In line with improving demand and the lifting of shut down restrictions, the Company started to resume production at various operating levels across the majority of its facilities later in the quarter. The Company has also taken other actions in response to the current environment, as indicated in section 3.0 of this MD&A. Although the gradual lifting of certain government restrictions is being observed, the timing of the removal of all government restrictions remains uncertain, as is the timing of resumption of sporting, entertainment, promotional and cultural events, school classes, and return to normal levels of travel. Moreover, once the various containment measures are lifted, the timing of any economic recovery is uncertain and consumer behavior and preferences may vary significantly from the pre-pandemic environment, including willingness to engage in previous levels of discretionary spending, visit stores, malls and other public places where our customers operate, attend large social gatherings and resume travel, which may adversely impact the end use demand for our products. Accordingly, we cannot predict the timing nor the extent of the resumption of our sales to historical levels.

QUARTERLY REPORT - Q2 2020 P.35

MANAGEMENT'S DISCUSSION AND ANALYSIS
The Company experienced a significant operating loss in the second quarter of fiscal 2020, due to the deterioration of demand in our markets in this environment, the impact of production inefficiencies resulting from operating at production levels well below capacity, and the various charges impacting the Company as described in section 5 of this MD&A. If demand does not significantly improve in our key markets over the balance of 2020, or if any of the Company’s major customers do not have sufficient liquidity to allow them to continue to operate through a prolonged economic downturn, the Company may incur additional operating losses in subsequent fiscal quarters, which may adversely affect the Company’s financial position, including cash operating losses, and potential additional asset write-downs and impairments. Further, weak demand for our products and/or a continued weakness in commodity prices that began in March 2020 may lead to lower selling prices for our products and could negatively affect our margins and cash flow from operations. In addition, we may incur additional costs and inefficiencies in resuming our normal manufacturing operations and the return to previous levels of production may take longer than anticipated, which could adversely affect our future sales and profitability. The COVID-19 pandemic and the current economic environment also exacerbate many of the other risks that are disclosed in the Company’s 2019 Annual MD&A and listed above, as well as liquidity risk and credit risk that are described in section 11.0 of this MD&A entitled “Financial Risk Management”.

The duration and full impact of the COVID-19 pandemic remains unknown at this time, as is the efficacy of existing and new government containment and stabilization measures. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company's financial condition, results of operations, cash flows, or business in future periods are also subject to significant uncertainty.

16.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. For fiscal 2020, adjusted net earnings also excludes impairment of goodwill and intangible assets, as well as the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances that were recognized in the Company’s financial statements in the fourth quarter of fiscal 2019 and in the first six months of fiscal 2020. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.
QUARTERLY REPORT - Q2 2020 P.36

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Six months ended
(in $ millions, except per share amounts)	Jun 28, 2020	Jun 30, 2019	Jun 28, 2020	Jun 30, 2019

Net earnings (loss)	(249.7)	99.7	(349.0)	122.4
Adjustments for:
Restructuring and acquisition-related costs	29.0	16.3	39.2	26.9
Impairment of goodwill and intangible assets	—	—	94.0	—
Impact of strategic product line initiative(1)	26.0	—	34.0	—
Income tax recovery relating to the above noted adjustments	(1.9)	(1.0)	(3.6)	(1.5)
Adjusted net earnings (loss)	(196.6)	115.0	(185.4)	147.8

Basic EPS	(1.26)	0.49	(1.76)	0.59
Diluted EPS	(1.26)	0.49	(1.76)	0.59
Adjusted diluted EPS	(0.99)	0.56	(0.93)	0.72
(1) For the three months ended June 28, 2020, includes $24.0 million of inventory write-downs included in cost of sales and the $2.0 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $5.0 million and cost of sales by $3.0 million). For the six months ended June 28, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million).
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of adjustments related the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances recognized in the fourth quarter of fiscal 2019 and in the first six months of fiscal 2020. Adjusted gross margin is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in $ millions)	Jun 28, 2020	Jun 30, 2019	Jun 28, 2020	Jun 30, 2019

Gross profit (loss)	(148.5)	222.8	(41.9)	383.5
Adjustment for:
Impact of strategic product line initiative(1)	26.0	—	34.0	—
Adjusted gross profit (loss)	(122.5)	222.8	(7.9)	383.5
Gross margin	(64.6)%	27.8%	(6.1)%	26.9%
Adjusted gross margin(2)	(52.2)%	27.8%	(1.1)%	26.9%
(1) For the three months ended June 28, 2020, includes $24.0 million of inventory write-downs included in cost of sales and the $2.0 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $5.0 million and cost of sales by $3.0 million). For the six months ended June 28, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million).
(2) Calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q2 2020 P.37

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. For fiscal 2020, adjusted operating income also excludes impairment of goodwill and intangible assets, as well as the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances recognized in the fourth quarter of fiscal 2019 and in the first six months of fiscal 2020. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in $ millions, or otherwise indicated)	Jun 28, 2020	Jun 30, 2019	Jun 28, 2020	Jun 30, 2019

Operating income (loss)	(236.1)	114.1	(328.4)	146.8
Adjustment for:
Restructuring and acquisition-related costs	29.0	16.3	39.2	26.9
Impairment of goodwill and intangible assets	—	—	94.0	—
Impact of strategic product initiative(1)	26.0	—	34.0	—
Adjusted operating income (loss)	(181.1)	130.4	(161.2)	173.7
Operating margin	(102.8)%	14.2%	(47.7)%	10.3%
Adjusted operating margin(2)	(77.2)%	16.3%	(23.0)%	12.2%
(1) For the three months ended June 28, 2020, includes $24.0 million of inventory write-downs included in cost of sales and the $2.0 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $5.0 million and cost of sales by $3.0 million). For the six months ended June 28, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million).
(2) Calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2020 P.38

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. For fiscal 2020, adjusted EBITDA also excludes impairment of goodwill and intangible assets, as well as the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances recognized in the fourth quarter of fiscal 2019 and in the first six months of fiscal 2020. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in $ millions)	Jun 28, 2020	Jun 30, 2019	Jun 28, 2020	Jun 30, 2019

Net earnings (loss)	(249.7)	99.7	(349.0)	122.4
Restructuring and acquisition-related costs	29.0	16.3	39.2	26.9
Impairment of goodwill and intangible assets	—	—	94.0	—
Impact of strategic product line initiative(1)	26.0	—	34.0	—
Depreciation and amortization	43.9	44.1	74.2	84.1
Financial expenses, net	16.1	10.6	24.0	19.7
Income tax (recovery) expense	(2.5)	3.8	(3.4)	4.7
Adjusted EBITDA	(137.2)	174.5	(87.0)	257.8
(1) For the three months ended June 28, 2020, includes $24.0 million of inventory write-downs included in cost of sales and the $2.0 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $5.0 million and cost of sales by $3.0 million). For the six months ended June 28, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million).
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Six months ended
(in $ millions)	Jun 28, 2020	Jun 30, 2019	Jun 28, 2020	Jun 30, 2019

Cash flows from (used in) operating activities	181.8	79.5	(27.6)	(25.7)
Cash flows used in investing activities	(4.7)	(53.5)	(30.3)	(77.4)
Adjustment for:
Business acquisitions	—	—	—	1.3
Free cash flow	177.1	26.0	(57.9)	(101.8)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2020 P.39

MANAGEMENT'S DISCUSSION AND ANALYSIS
Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	Jun 28, 2020	Dec 29, 2019

Long-term debt and total bank indebtedness	1,367.0	845.0
Lease obligations	86.2	81.5
Total indebtedness	1,453.2	926.5
Cash and cash equivalents	(465.9)	(64.1)
Net indebtedness	987.3	862.4
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end target net debt leverage ratio of one to two times pro-forma adjusted EBITDA. Due to the current economic environment, the Company does not expect to be within its target range in fiscal 2020. The Company uses, and believes that certain investors and analysts use, the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	Jun 28, 2020	Dec 29, 2019

Adjusted EBITDA for the trailing twelve months	203.2	548.1
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	203.2	548.1
Net indebtedness	987.3	862.4
Net debt leverage ratio	4.9	1.6
(1) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 2.0 at June 28, 2020. Refer to section 8.2 of this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2020 P.40